SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 3)

NeoGames S.A.
(Name of Issuer)

Ordinary Shares, no par value	L6673X107
(Title of class of securities)	(CUSIP number)

Barak Matalon
C/o NeoGames S.A.
10 Habarzel St.
Tel Aviv, Israel
Telephone: 972-3-607-2571

with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn:  Ron Ben-Menahem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. L6673X107	Page 2 of 7

1	NAME OF REPORTING PERSON: Barak Matalon I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,114,790
	9	SOLE DISPOSITIVE POWER: 9,667,595
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 18,114,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.1%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 3 of 7

1	NAME OF REPORTING PERSON: Elyahu Azur I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,114,790
	9	SOLE DISPOSITIVE POWER: 6,033,712
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 18,114,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.1%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 4 of 7

1	NAME OF REPORTING PERSON: Aharon Aran I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel and Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 18,114,790
	9	SOLE DISPOSITIVE POWER: 2,413,483
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 18,114,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.1%
14	TYPE OF REPORTING PERSON: IN

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 11, 2022 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 6, 2022 (“Amendment No. 1”)  and Amendment No. 2 to the Original Schedule 13D filed with the SEC on April 25, 2023 (“Amendment No. 2” and together with Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”), with respect to the ordinary shares, no par value (the “Ordinary Shares”), of NeoGames S.A., a company organized under the laws of the Grand Duchy of Luxembourg (“NeoGames” or the “Issuer”). The address of the principal executive office of NeoGames is 10 Habarzel St., Tel Aviv 6971014, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 is hereby amended by addition of the following:

Support Agreement

On May 15, 2023, in connection with the execution of the Business Combination Agreement (as defined below) a Support Agreement (the “Support Agreement”) was entered into by and among each of the Reporting Persons, Pinhas Zahavi and Oded Gottfried (collectively, the “Shareholders”) and Aristocrat Leisure Limited (“Parent”) relating to all of the Ordinary Shares owned by the Reporting Persons as set out on the cover pages hereto and all of the Ordinary Shares owned by the other Shareholders, which represent in the aggregate approximately 60.7% of the 33,561,064 Ordinary Shares deemed to be  issued and outstanding as of May 12, 2023. The Business Combination Agreement is included as Exhibit 99.1 to the Issuer’s Current Report filed on Form 6-K with the SEC on May 15, 2023.

Pursuant to the Support Agreement, the Shareholders have irrevocably agreed, among other things, to (a) certain restrictions on the transfer of their Ordinary Shares, notwithstanding anything to the contrary contained in the SPA, (b) vote their Ordinary Shares at any meeting of the shareholders of the Issuer in favor of, and otherwise support, the transactions set forth in that certain Business Combination Agreement entered into on May 15, 2023 (the “Business Combination Agreement”) among the Issuer, Parent and Anaxi Investments Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Parent (the “Transactions”), including (i) the approval and adoption of the Business Combination Agreement, the memorandum and articles of association of the Issuer following the Continuation (as defined in the Business Combination Agreement), the statutory plan of merger (including the memorandum and articles of association enclosed therewith) and the Transactions, (ii) the approval of waiving any shareholder notice requirements under the Issuer’s organizational documents or any law applicable to calling, holding and convening the meeting of the shareholders of the Issuer to be held in the Cayman Islands following the Continuation (or any adjournment, reconvening or postponement thereof) and (iii) effective upon the Continuation, the change of the Issuer’s name to “Neo Group Ltd.”, (c) unconditionally and irrevocably grant to, and appoint, Parent and up to two of Parent’s designated representatives as each Shareholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Shareholder to vote or cause to be voted (including by proxy or written consent, if applicable) such Shareholder’s Ordinary Shares in accordance and consistent with the Support Agreement, with respect to the matters specified above, and (d) avoid taking certain actions adverse to the Transactions. The Support Agreement will terminate upon the earlier to occur of (a) the consummation of the Transactions, (b) the termination of the Business Combination Agreement pursuant to and in compliance with the terms therein and (c) the entry, without the prior written consent of such Shareholder, into any amendment or modification of the Business Combination Agreement, or any written waiver of the Issuer’s rights under the Business Combination Agreement made in connection with a request from Parent, in each case, which results in a decrease in the Merger Consideration (as defined in the Business Combination Agreement).

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by addition of the following:

Except for the Support Agreement described in Item 4 above, which is incorporated by reference into this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety:

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons, dated as of July 11, 2022 (incorporated herein by reference to Exhibit 1 of the Original Schedule 13D).

2	Voting Agreement by and among the Reporting Persons, dated as of November 17, 2020 (incorporated herein by reference to Exhibit 2 of the Original Schedule 13D).

3	Amendment and Restatement Agreement to the Voting Agreement by and among the Reporting Persons, dated as of September 13, 2022 (incorporated herein by reference to Exhibit 3 of Amendment No. 1).

4	Share Purchase Agreement by and among the Reporting Persons, dated as of April 19, 2023 (incorporated herein by reference to Exhibit 6 of Amendment No. 2).

5	Support Agreement by and among the Shareholders and Parent, dated as of May 15, 2023 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on May 15, 2023).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 22, 2023

/s/ Barak Matalon
Barak Matalon

/s/ Elyahu Azur
Elyahu Azur

/s/ Aharon Aran
Aharon Aran